Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year Ended December 31,
(in thousands)	2013	2012	2011	2010	2009

Loss before income taxes and noncontrolling interest	$(42,515)	$(37,013)	$(30,282)	$(27,419)	$(30,062)
Total fixed charges	55,015	55,697	55,020	46,457	46,505
Earnings before fixed charges	$12,500	$18,684	$24,738	$19,038	$16,443

Total fixed charges	$55,015	$55,697	$55,020	$46,457	$46,505

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)          If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1. Due to our losses for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $42.5, $37.0, $30.3, $27.4 and $30.1 million for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, respectively, to achieve a coverage ratio of 1.00:1.00.